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                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                     SCHEDULE 13D

                       Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)

                               Sunrise Resources, Inc.
                               -----------------------
                                   (Name of Issuer)

                             Common Stock, $.01 par value
                             ----------------------------
                            (Title of Class of Securities)

                                     86769K-10-5
                                    ------------
                                    (CUSIP Number)

                                    Peter J. King

                         c/o The King Management Corporation
                               950 Piper Jaffray Plaza
                                   444 Cedar Street
                           St. Paul, Minnesota  55101-2129
                                    (612) 228-9042
                                    --------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                          June 16, July 1 and September 1997
                          ----------------------------------
               (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  [   ]


Check the following box if a fee is being paid with this statement:  [   ]

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                                     SCHEDULE 13D
CUSIP No. 86769K-10-5
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1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
    Peter J. King
    ###-##-####
--------------------------------------------------------------------------------

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)   [   ]
    (b)   [   ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY


--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
--------------------------------------------------------------------------------
                            7)   SOLE VOTING POWER
                                   517,576 (1)
                           -----------------------------------------------------
                            8)   SHARED VOTING POWER
NUMBER OF                            -0-
SHARES                     -----------------------------------------------------
BENEFICIALLY                9)   SOLE DISPOSITIVE POWER
OWNED BY EACH                      519,576 (1)
REPORTING                  -----------------------------------------------------
PERSON                     10)   SHARED DISPOSITIVE POWER
WITH                                 -0-

--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       519,576 (1)
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  [  X  ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.4%
--------------------------------------------------------------------------------
14)       TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

(1) Does not include options to purchase 270,753 shares of Common Stock of Sunrise Resources, Inc. which were granted on June 16, 1997 and are exercisable beginning on June 16, 2001. Does not include an aggregate of 276,235 shares held by the 1996 Grantor Retained Annuity Trust for the benefit of Peter King.


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                                     SCHEDULE 13D

         Pursuant to Rule 13d-2(c), this Amendment No. 3 amends Mr. King's
Schedule 13D dated February 13, 1995, Amendment No. 1 thereto dated May 1, 1996 and Amendment No. 2 thereto dated April 30, 1997.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See discussion under Item 4.

ITEM 4.       PURPOSE OF TRANSACTION.

         In September 1997, Mr. Peter King received a distribution of 155,764 shares of Common Stock of Sunrise Resources, Inc. (the "Company") from the 1996 Grantor Retained Annuity Trust for the benefit of Mr. King (the "1996 Grantor Trust") in accordance with the terms and conditions of the 1996 Grantor Trust. Mr. King was also awarded 91,059 shares (the "Arbitration Shares") of Common Stock of the Company in an arbitration proceeding initiated by Peter J. King, Stephen D. Higgins, for himself and as Trustee for the William B. King Stock Trust dated November 21, 1989 (the "WBK Trust") and the Russell S. King Stock Trust dated November 11, 1989 (the "RSK Trust"), Jeffrey G. Jacobsen, Andrew Sall, Daniel W. Cadwell, Carrie A. Halvorson, Thomas W. Kuharski, Anna M. Miller, Kelley A. Ross, James C. Teal, Denise A. Willhite, Susan L. Rehberger and Barry J. Schwach (the "Claimants") against Sunrise Leasing Corporation and its successor, the Company (the "Arbitration Proceeding"). The Arbitration Shares were granted pursuant to an Arbitration Award dated June 17, 1997 of George F. McGunnigle, arbitrator, and a Supplemental Arbitration Award dated June 25, 1997 of George F. McGunnigle, arbitrator (collectively, the "Arbitration Award"). The Company subsequently approved the issuance of the Arbitration Shares on July 1, 1997. The Arbitration Proceeding was initiated by the Claimants for claimed breaches of the Agreement and Plan of Reorganization by and among the Company and The P.J. King Companies, Inc. d/b/a International Leasing Corporation and Affiliates, dated October 14, 1994.

         On June 16, 1997, the Company granted Mr. King a five-year option to purchase 270,753 shares (the "Options") of Common Stock of the Company, immediately exercisable in full. The Options were granted in consideration for Mr. King's services to the Company as Chairman of the Board and director.

         Mr. King was also granted a five-year option to purchase an additional 270,753 shares of Common Stock of the Company (the "Second Option") on June 16, 1997 (the "Grant Date"). The Second Option is not exercisable until four years from the Grant Date, although, the Company may accelerate the vesting of the Second Option after two years if there has been no interruption of the Company's ability to obtain funding for its vendor programs through The King Management Corporation ("King Management") or through conventional funding sources, or prior to two years if the financial affairs of the Company improve to a point where the continuing King Management commitment is no longer necessary or the King Management


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commitment becomes moot for any reason.  For purposes of this Amendment No. 3 to
Schedule 13D, the Second Option is not included in Mr. King's aggregate amount beneficially owned.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         The 519,576 shares of Common Stock owned directly or indirectly by Mr. King constitutes approximately 6.4% of the Company's outstanding Common Stock, based upon the Company's Form 10-K for the year ending June 30, 1997, as adjusted for the issuance of an aggregate of 599,075 shares issued in connection with the Arbitration Proceeding. Mr. King has the sole power to vote 517,576 shares of Common Stock of the Company and the sole power to dispose of 519,576 shares of Common Stock of the Company (2,000 shares of which are held of record by The King Management Corporation for which Mr. Peter King is a shareholder, officer and a director). An aggregate of 276,235 shares are held by the 1996 Grantor Trust, an irrevocable retained annuity trust. Mr. King has an annuity interest in the 1996 Grantor Trust and his sons, William B. and Russell S. King, are the beneficiaries of the principal of the 1996 Grantor Trust. Mr. Stephen Higgins is the sole trustee of the 1996 Grantor Trust and has the sole power to vote and dispose of the shares of Common Stock held by the 1996 Grantor Trust. Mr. King's aggregate amount of shares beneficially owned does not include the Second Option or the shares held by the 1996 Grantor Trust.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 1      Arbitration Award dated June 17, 1997 issued by George
                        F. McGunnigle regarding the Arbitration Proceeding between Peter J. King, Stephen D. Higgins, for himself and as Trustee for the WBK Trust and the RSK Trust, Jeffrey G. Jacobsen, Andrew Sall, Daniel W. Cadwell, Carrie A. Halvorson, Thomas W. Kuharski, Anna M. Miller, Kelley A. Ross, James C. Teal, Denise A. Willhite, Susan L. Rehberger and Barry J. Schwach, as Claimants versus Sunrise Leasing Corporation and its successor the Company, as Respondents.

         Exhibit 2 Supplemental Arbitration Award dated June 25, 1997 issued by George F. McGunnigle regarding the Arbitration Proceeding.

         Exhibit 3 Stock Option Agreement dated June 16, 1997 executed by the Company in favor of Peter J. King.

         Exhibit 4 Stock Option Agreement dated June 16, 1997 executed by the Company in favor of Peter J. King.


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                                      SIGNATURES

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ Peter J. King
                                           --------------------------------
September 17, 1997                        Peter J. King





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                                    EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION                                               METHOD OF FILING
-----------                         -----------                                               ----------------

    1         Arbitration Award dated June 17, 1997 issued by George F.
              McGunnigle regarding the Arbitration Proceeding between
              Peter J. King, Stephen D. Higgins, for himself and as Trustee for the WBK Trust and the RSK Trust, Jeffrey G. Jacobsen,
              Andrew Sall, Daniel W. Cadwell, Carrie A. Halvorson,
              Thomas W. Kuharski, Anna M. Miller, Kelley A. Ross, James
              C. Teal, Denise A. Willhite, Susan L. Rehberger and Barry J.
              Schwach, as Claimants versus Sunrise Leasing Corporation
              and its successor the Company, as Respondents. . . . . . . . . . . . . . .      Electronically

    2         Supplemental Arbitration Award dated June 25, 1997 issued
              by George F. McGunnigle regarding the Arbitration
              Proceeding.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Electronically

    3         Stock Option Agreement dated June 16, 1997 executed by the                      To be filed by
              Company in favor of Peter J. King. . . . . . . . . . . . . . . . . . . . .      Amendment.

    4         Stock Option Agreement dated June 16, 1997 executed by the                      To be filed by
              Company in favor of Peter J. King. . . . . . . . . . . . . . . . . . . . .      Amendment.


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